Exhibit 3.01

EVOLVING SYSTEMS, INC.

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATION
OF
SERIES B CONVERTIBLE PREFERRED STOCK
(PURSUANT TO SECTION 242 OF THE GENERAL CORPORATION LAW OF THE STATE OF
DELAWARE)

Evolving Systems, Inc. (the “Company”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:                  That the original Certificate of Designation of the Series B Convertible Preferred Stock (the “Series B Preferred Stock”) was originally filed with the Secretary of State of Delaware on November 1, 2004, with amendments thereto being filed on February 7, 2005 and November 14, 2005 (as amended, the “Certificate of Designation”).

SECOND:            That the Board of Directors of the Company, in a meeting held on May 2, 2007, duly adopted a resolution authorizing and directing that the Certificate of Designation be amended as follows:

A.            Section 3(b) of the Certificate of Designation, “Election of Directors”, including each of its subparagraphs, is deleted, provided, however, that the defined terms contained in Section 3(b) shall remain and are moved to Section 6, “Definitions,” as noted below.

B.            Subparagraph 3(c)(iv) of the Certificate of Designation is deleted, and replaced by the following:

(iv)         Intentionally deleted.

C.            The final paragraph of Section 4(b) of the Certificate of Designation (the paragraph beginning “In the event of any...”) is deleted;

D.            Section 6 of the Certificate of Designation is amended as follows:

(i)            the definition of “Series B Director” is deleted; and

(ii)           the reference to “Series B Director” in the definition of “Series B Approved Plan” is deleted;

(iii)          the following defined terms previously contained in Section 3(b) are added to Section 6:

“Tertio” is defined as Tertio Telecoms Group Ltd.;

“Primary Holders” is defined as the collective holders of the shares of Series B Preferred Stock, exclusively and as a separate class, including Tertio, Advent International Company, Apax Partners, Ltd., Four Seasons Ventures II A.S. and/or their respective Affiliates;

“Common Stock Ownership Threshold Amount” is defined as the aggregate number of shares of Series B Preferred Stock and such other convertible instruments (including convertible debt instruments) issued to the Primary Holders in connection with the Stock Purchase Agreement which would upon the conversion of such shares of Series B Preferred Stock and such other convertible instruments into Common Stock constitute no less than five (5%) percent of the Company’s issued and outstanding Common Stock.

THIRD: That the holders representing a majority of the issued and outstanding shares of Series B Preferred Stock of the Company approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. Accordingly, said proposed amendment has been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to Certificate of Designation to be executed as of May 2, 2007.

EVOLVING SYSTEMS, INC.

By:	/s/ Anita T. Moseley
Anita T. Moseley
SVP & General Counsel